

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2021

Eli Baker
Chief Financial Officer
Soaring Eagle Acquisition Corp.
2121 Avenue of the Stars, Suite 2300
Los Angeles, CA 90067

> **Re: Soaring Eagle Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 11, 2021**
> **File No. 333-251661**

Dear Mr. Baker:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 19, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed February 11, 2021

General

1. We note that you have entered into forward purchase agreements with certain institutional investors. Please identify the forward purchasers.

2. We note that the maximum amount of the forward purchaser's commitment will be equal to the total price paid for units by the forward purchaser in this offering. Please tell us whether there are any indications of interest. If so, please disclose.

3. We note that the forward purchase agreement is based off a minimum and maximum formula. It appears that depending on the gross proceeds from any private placement in connection with your initial business combination and the amount of units that the forward

purchaser purchases in this offering, the minimum aggregate number of forward purchase shares could exceed the maximum. Please provide more detail around the calculation of the amount of forward purchase shares including a discussion of what will occur if the maximum amount of forward purchase shares is less than the minimum.

 You may contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Pamela Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction